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Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

December 3, 2020

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Grzeskiewicz, Senior Counsel
Jeff Long, Accountant

Re:	First Eagle Alternative Capital BDC, Inc. (formerly, THL Credit, Inc.)
Draft Registration Statement on Form N-2
File No. 333-238621

Ladies and Gentleman:

On behalf of First Eagle Alternative Capital BDC, Inc. (formerly, THL Credit, Inc.) (the “Company”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 18, 2020 and June 24, 2020, relating to the Company’s Registration Statement on Form N-2 (File No. 333-238621) (the “Registration Statement”) filed with the Commission on May 22, 2020 and Company’s Annual Report for the period ended December 31, 2019 on Form 10-K (the “Annual Report”) filed with the Commission on March 5, 2020, as amended March 30, 2020, respectively.

Together with this response, the Company has submitted an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.

LEGAL COMMENTS

1.

We note that the Company intends to register shares on Form N-2 under a “short-form” registration statement. Please confirm that the Company meets the eligibility requirements contained in General Instruction I of Form S-3.

The Company confirms that it meets the eligibility requirements contained in General Instruction I of Form S-3. The Company meets the registrant requirements contained in General Instruction I.A to Form S-3 for the following reasons:

Securities and Exchange Commission	December 3, 2020

1.	The Company is organized under the laws of Delaware and has its principal place of business in the United States.

2.	The Company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).[1]

3.	The Company:

(a)

has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement; and

(b)

has filed in a timely manner all reports required to be filed thereunder during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement, other than reports that are required solely pursuant to Items 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02 (e) of Form 8-K.

4.

Since the end of the last fiscal year for which certified financial statements of the Company and its subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, neither the Company nor any of its subsidiaries has:

(a)	failed to pay any dividend or sinking fund installment on preferred stock; or

(b)

defaulted on (i) any installment or installments on indebtedness for borrowed money, or (ii) any rental on one or more long-term leases, which defaults in the aggregate are material to the financial positions of the Company and its subsidiaries, taken as a whole.

The Registration Statement meets the transaction requirements of General Instruction I.B to Form S-3 because the offering of securities being registered pursuant to the Registration Statement will be an offer for cash by or on behalf of the Company, and the aggregate market value of the voting and non-voting common stock held by non-affiliates of the Company was $75 million or more as of a date within 60 days prior to the date of filing of the Registration Statement.

2.

Please consider whether the risk factors included or incorporated by reference into the Registration Statement need to be revised pursuant to Item 8.6.e. of Form N-2, which requires business development company registrants to “describe the special risks of investing in a business development company, including the risks associated with investing in a portfolio of small and developing or financially troubled businesses.”

[1]	See Forms 8-A filed by the Company on April 21, 2010.

Securities and Exchange Commission	December 3, 2020

The Company respectfully advises the Staff that it believes it has included or incorporated by reference all appropriate risk factors. However, the Company has revised disclosure to indicate that such specific risk factors are incorporated by reference.

3.

Given the significant market events that have occurred as a result of the COVID-19, please consider whether disclosure included or incorporated into the Registration Statement should be revised based on how these recent events could affect the Company’s business and operations.

The Company respectfully advises the Staff that it believes it has included or incorporated by reference all appropriate risk factors. The Company will, however, continue to monitor market events that have occurred as a result of COVID-19 and will include disclosure it deems necessary and appropriate in future periodic and current reports.

4.	Please file the required auditor consents from the Company’s auditors and a legal opinion as to the legality of securities being registered in the amended Registration Statement.

The Company has filed the required auditor consents and legal opinion as to the legality of securities being registered in the amended Registration Statement.

ACCOUNTING COMMENTS

5.	Please include a note that the total return does not include sales load in Note 12 to “Financial Highlights.” See Form N-2, Item 4.1, Instruction 13.

The Company will make the requested change in future periodic reports.

6.

Please file an updated audit report as an amendment to the Company’s most recent annual report on Form 10-K filed on March 5, 2020, as amended March 30, 2020, reflecting that securities were confirmed as of December 31, 2019 and December 31, 2018 .

The Company has filed the requested Form 10-K amendment on June 30, 2020.

8.	To the extent which the company invests in “covenant-lite” loans, please consider whether the risk factors included or incorporated by reference adequately address these types of investments.

The Company respectfully advises the Staff that it believes it has included or incorporated by reference all appropriate risk factors. The Company notes that any so-called “covenant-lite” loans that the Company acquires would not be expected to comprise a material percentage of the Company’s portfolio and that additional risk disclosure regarding “covenant-lite” loans would be potentially confusing to investors as it would overstate the significance of such risks. To the extent that “covenant-lite” loans become a material percentage of the Company’s portfolio, the Company will file appropriate risk factors in a periodic or current report.

Securities and Exchange Commission	December 3, 2020

Please call David Blass at (202) 636-5500 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou, Esq.
Steven Grigoriou, Esq.

cc:	David Blass, Esq., Simpson Thacher & Bartlett LLP

Sabrina Carlson, Esq., First Eagle Alternative Credit, LLC